Exhibit 99.8

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the use in this Annual Report on Form 40-F of our report dated March 23, 2009, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting of Great Basin Gold Ltd which appears in this Annual Report on Form 40-F.

We also consent to the incorporation by reference of our Report in the Registration Statement on Forms F-10 (No. 333-141985 and 333-157767).

PRICEWATERHOUSECOOPERS LLP

Chartered Accountants
Vancouver, British Columbia
March 23, 2009